News Release

António Horta - Osório Appointed as Independent Director to PartnerRe’s Board

PEMBROKE, Bermuda, May 27, 2021 – PartnerRe Ltd. today announced that António Horta - Osório has been appointed as an Independent Director to its Board of Directors, effective May 27, 2021.

Mr. Horta - Osório joins PartnerRe’s Board and will be Chairman of the Investment Committee and a member of the Underwriting and Risk Committee.

He is currently the Chairman of Credit Suisse’s Board, having been appointed in April 2021. Previously, Mr. Horta - Osório served on the Board of Exor N.V. as a non-executive director from July 2015 until May 2021, as Group Chief Executive of Lloyds Banking Group and as an Executive Director on the board from 2011 until April 2021. Prior to that, he was the Chief Executive of Santander UK plc and Executive Vice President of Grupo Santander.

Commenting on the appointment, PartnerRe Board Chairman, Brian Dowd said, “On behalf of the Board, Jacques Bonneau and I are pleased to welcome António. His experience in the Financial Services sector spans over 34 years and he brings a depth and breadth of expertise that will further enhance the strength of the PartnerRe Board.”

With this change, the PartnerRe Ltd. Board comprises six directors of which four are independent from the Company.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At March 31, 2021, total assets were $28.0 billion, total capital was $9.4 billion and total shareholders’ equity was $7.5 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz